Exhibit 99.5

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Bertrand DE LA NOUE

Martin DEFFONTAINES

Karine KACZKA

Laurent KETTENMEYER

Matthieu GOT

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 896 359 120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Extends Cash Tender Offer to Acquire 60% of outstanding shares of SunPower Class A and B common stock

Paris, May 24, 2011 - Total (CAC: TOTF.PA) announced that it has just filed its Form CO with the European Commission relating to its all-cash tender offer to purchase up to 60 percent of the outstanding shares of Class A common stock, and 60 percent of the outstanding shares of Class B common stock, of SunPower (Nasdaq: SPWRA, SPWRB) for $23.25 per share.

Total announced therefore an extension of its all-cash tender offer. The offering period, previously scheduled to expire on May 31, 2011, is now scheduled to expire at 12:00 midnight, New York City time, on June 14, 2011, consistent with the terms of the previously announced tender offer agreement with SunPower.

Computershare Trust Company, N.A., the depositary for the offer, has indicated that, as of 5:00 p.m., New York City time, on May 23, 2011, approximately 614,975 shares of Class A common stock and 284,774 shares of Class B common stock, which represent approximately 1.1% of the shares of Class A common stock and 0.7% of the shares of Class B common stock issued and outstanding as of April 27, 2011, had been validly tendered and not properly withdrawn in the Offer.

About SunPower

SunPower Corp. (Nasdaq: SPWRA, SPWRB) designs, manufactures and delivers the highest efficiency, highest reliability solar panels and systems available today. Residential, business, government and utility customers rely on the company’s quarter century of experience and guaranteed performance to provide maximum return on investment throughout the life of the solar system. Headquartered in San Jose, Calif., SunPower has offices in North America, Europe, Australia and Asia.

For more information, visit www.Sunpowercorp.com.

About Total

Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals.

For more information, visit www.total.com.

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Bertrand DE LA NOUE

Martin DEFFONTAINES

Karine KACZKA

Laurent KETTENMEYER

Matthieu GOT

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 896 359 120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Additional Information

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the SunPower’s Class A and Class B common stock described in this announcement commenced on May 3, 2011 and is only being made pursuant to the Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents, as each may be amended, supplemented or modified) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 3, 2011. At the time the tender offer was commenced, Total and a subsidiary of Total (“Purchaser”) filed the Tender Offer Statement on Schedule TO, and SunPower filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Purchaser and SunPower mailed these documents to the stockholders of SunPower. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents, as each may be amended, supplemented or modified) and the Solicitation/Recommendation Statement contain important information relating to the tender offer and SunPower stockholders are urged to read those documents, and any amendments to those documents, carefully before making any decision with respect to the tender offer. Those materials and all other documents filed by Total, Purchaser or SunPower with the SEC are available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SunPower, 77 Rio Robles, San Jose, CA 95134 or at http://investors.sunpowercorp.com/

SunPower Forward-Looking Statements

Any statements contained in this press release that are not historical facts, and the assumptions underlying such statements, are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SunPower are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements in this press release include statements concerning the parties’ ability to close the transaction and the expected closing date of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, uncertainties as to the timing of the tender offer; the satisfaction of closing conditions, including the receipt of regulatory approvals; and other risks detailed in SunPower filings with the SEC, including those discussed in SunPower’s annual report on Form 10-K for the year ended January 2, 2011 and quarterly report on Form 10-Q for the quarter ended April 3, 2011 which is on file with the SEC and available at the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. SunPower is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this release.

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Bertrand DE LA NOUE

Martin DEFFONTAINES

Karine KACZKA

Laurent KETTENMEYER

Matthieu GOT

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 896 359 120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the tender offer and related transactions and the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: costs related to the proposed transaction, the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that our respective businesses will suffer due to uncertainty related to the transaction, and the competitive environment in the solar industry and competitive responses to the transaction. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission.